

August 8, 2013

Brian Tienzo- Principal Financial Officer
Golar LNG Limited
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

> **Re:** **Golar LNG Limited**
> **Form 20-F for the fiscal year ended December 31, 2012**
> **Filed May 1, 2013**
> **File No. 000-50113**

Dear Mr. Tienzo:

We have reviewed your response letter dated June 20, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2012

Notes to Consolidated Financial Statements

Note 5. Deconsolidation of Golar Partners, page F-19

1. In your response to our prior comment 2, you indicate that nominations for the elected director positions may be received from any person, or group of persons, beneficially holding 10% or more of the common units, or from the board of directors of Golar Partners. In this regard, please tell us how many other persons or groups of persons beneficially hold 10% or more of the common units and may nominate directors. In addition, please tell us whether or not any other persons or groups of persons have nominated any directors.

2. Please tell us whether or not there were any substantial changes to the responsibilities and powers of the board of directors of Golar Partners concurrent with first annual general meeting held on December 13, 2012.

3. We note your conclusion that you no longer hold a controlling financial interest in Golar Partners. You state that your basis for this conclusion is that you no longer maintain the unilateral ability to appoint the majority of the board of directors of Golar Partners. However, none of the board members previously appointed by you were replaced during the first annual general meeting held on December 13, 2012. The only change made to the board of directors of Golar Partners was the election of Carl Erik Steen to fill the seventh seat. In addition, it appears that most, if not all, of the board members have direct material financial ties to you. Please tell us what consideration you gave to these factors when making the determination that you no longer have a controlling financial interest in Golar Partners.

4. As noted in our prior comment 2, Golar Partners includes risk factor disclosures in their 2012 Form 20-F that the partnership agreement contains provisions limiting the ability of unitholders to influence the manner or direction of management. Therefore, if the partnership agreement contains provisions limiting the ability of unitholders to influence the manner or direction of management, please tell us how unitholders have sufficient substantive participating rights under ASC 810-20-25 to overcome the presumption that you, as the general partner, control Golar Partners.

5. In your conclusion that you lost the power to appoint the majority of the Board of Directors of Golar Partners, and hence the ability to control Golar Partners, you note the absence of a contemporaneous written agreement between you and the elected board members of Golar Partners. In particular, you appear to be asserting that such board members would not vote in concert in the absence of a written agreement to do so. In this regard, you indicate that you considered the guidance in paragraph 3C of EITF 02-5, which discussed the concept of "common control" in relation to business combinations. However, EITF 02-5 (which was not included in the Codification) appears to have only applied to shareholders, not board members. In addition, we note the following disclosures from the discussion of risk factors in the 2012 Form 20-F of Golar Partners:

   - All of the officers and certain directors of Golar Partners area directors and/or officers of Golar of its affiliates and, as such, they have fiduciary duties to Golar that may cause them to pursue business strategies that disproportionately benefit Golar or which otherwise are not in the best interests of Golar Partners or its unitholders.

   - Conflicts of interest may arise between Golar on the one hand, and Golar Partners and its unitholders, on the other hand. As a result of these conflicts, Golar may favor their own interest over the interests of the unitholders of Golar Partners.

   Based on these disclosures, it appears that board members of Golar Partners who are also your officers and/or directors may act in concert due to their common fiduciary duties to you. Please tell us what consideration you gave to such fiduciary duties when making the determination that you no longer have the ability to control Golar Partners.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief